SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. C.N.P.J. n.º 02.558.074/0001-73 - N.I.R.E. 35.3.001.587.9-2 Publicly-held Company with authorized capital

Ordinary and Extraordinary General Shareholders’ Meeting
Call Notice

The shareholders are hereby summoned to attend to the Ordinary and Extraordinary General Shareholders’ Meeting of the Company to be held at 03:00 p.m. of March 19, 2009, at the head office, located in the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464 – térreo (Auditório), to resolve about the following agenda

On Ordinary Meeting

(a) To review the Management Report, to examine, to discuss and vote the financial statements for the fiscal year ended December 31, 2008.

(b) To resolve on the destination of the results of the fiscal year ended on December 31, 2008 and the allocation of profits, as well as the proposed capital expenditures budget prepared in accordance with article 196 of Law No. 6,404/76.

(c) To appoint the members of the Board of Directors of the Company.

(d) To appoint the members of the Fiscal Council.

(e) To setthe annual overall compensation of the directors/officers and the individual compensation of the members of the Fiscal Council for the fiscal year of 2009.

On Extraordinary Meeting

(a) To amend article 5 of the bylaws of the Company, as proposed by the Board of Directors in the meeting held on February 12, 2009, when it was ratified the increase of the capital stock of the Company.

(a) To restate the Bylaws of the Company.

GENERAL INSTRUCTIONS:

a) The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office of the Company, located at Av. Roque Petroni Junior, 1464, 3º andar, lado B, Corporate Division, up to 48 hours before the Shareholders’ Meeting take place;

b) The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that intend to attend to this meeting shall deliver a statement containing its corresponding equity interest, dated up to 48 hours before the date of the meeting, containing the respective equity interest.

c) The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item “I” above, being at the disposal in the website of the Investors Relation - www.vivo.com.br/ri and in the website of BOVESPA - www.bovespa.com.br.

d) As per CVM Instruction No. 165 of December 11, 1991, with the amendment contemplated by article 1 of the Instruction 282 of June 26, 1991, the quorum required for the adoption of the multiple vote for the appointment of the members of the Board of Directors is, at least, of 5% of the voting capital.

São Paulo/SP, February 17, 2009.

Luis Miguel Gilpérez López
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.